                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                 BI INCORPORATED
                                 ---------------
                                (Name of Issuer)

                      Common Stock, No Par Value Per Share
                      ------------------------------------
                         (Title of Class of Securities)

                                    055467203
                                    ---------
                                 (CUSIP Number)

                              Christopher Lacovara
                                111 Radio Circle
                           Mount Kisco, New York 10549
                                 (914) 241-7430
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a Copy to:
                              Gregory K. Gale, Esq.
                                Hunton & Williams
                           600 Peachtree Street, N.E.
                           Atlanta, Georgia 30308-2216
                                 (404) 888-4000

                                 October 6, 2000
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

CUSIP No. 055467203
          ---------

1                          NAME OF REPORTING PERSONS
                           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           KBII Acquisition Company, Inc. (22-3746202)
-----------------------------------------------------------------------------------------------------------
2                          CHECK THE                                            (a)  [ ]
                           APPROPRIATE BOX IF A MEMBER OF A GROUP               (b)  [X]
-----------------------------------------------------------------------------------------------------------
3                          SEC USE ONLY
-----------------------------------------------------------------------------------------------------------
4                          SOURCE OF FUNDS
                           AF, BK
-----------------------------------------------------------------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  [ ]
                           PURSUANT TO ITEM 2(d) or 2(e)
-----------------------------------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION
                           Colorado
-----------------------------------------------------------------------------------------------------------

                          7  SOLE VOTING POWER
        NUMBER OF            7,769,058*
         SHARES          ----------------------------------------------------------------------------------
       BENEFICIALLY       8  SHARED VOTING POWER
          OWNED BY           0
       EACH REPORTING    ----------------------------------------------------------------------------------
        PERSON WITH       9  SOLE DISPOSITIVE POWER
                             7,769,058*
                         ----------------------------------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                             0
-----------------------------------------------------------------------------------------------------------
11                           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             7,769,058*
-----------------------------------------------------------------------------------------------------------
12                           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  [ ]
                             CERTAIN SHARES
-----------------------------------------------------------------------------------------------------------
13                           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             97.4%
-----------------------------------------------------------------------------------------------------------
14                           TYPE OF REPORTING PERSON
                             CO
-----------------------------------------------------------------------------------------------------------

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

                                  SCHEDULE 13D

CUSIP No. 055467203
          ---------


1                          NAME OF REPORTING PERSONS
                           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           KBII Holdings, Inc. (22-3746193)
-----------------------------------------------------------------------------------------------------------
2                          CHECK THE                                            (a)  [ ]
                           APPROPRIATE BOX IF A MEMBER OF A GROUP               (b)  [x]
-----------------------------------------------------------------------------------------------------------
3                          SEC USE ONLY
-----------------------------------------------------------------------------------------------------------
4                          SOURCE OF FUNDS
                           BK
-----------------------------------------------------------------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  [ ]
                           PURSUANT TO ITEM 2(d) or 2(e)
-----------------------------------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-----------------------------------------------------------------------------------------------------------

                          7  SOLE VOTING POWER
        NUMBER OF            7,769,058*
         SHARES          ----------------------------------------------------------------------------------
      BENEFICIALLY        8  SHARED VOTING POWER
        OWNED BY             0
     EACH REPORTING      ----------------------------------------------------------------------------------
       PERSON WITH        9  SOLE DISPOSITIVE POWER
                             7,769,058*
                         ----------------------------------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                             0
-----------------------------------------------------------------------------------------------------------
11                           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             7,769,058*
-----------------------------------------------------------------------------------------------------------
12                           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  [ ]
                             CERTAIN SHARES
-----------------------------------------------------------------------------------------------------------
13                           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             97.4%
-----------------------------------------------------------------------------------------------------------
14                           TYPE OF REPORTING PERSON
                             CO
-----------------------------------------------------------------------------------------------------------

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

                                  SCHEDULE 13D

CUSIP No. 055467203
          ---------

1                          NAME OF REPORTING PERSONS
                           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           KBII Acquisition Company, L.P. (13-4130426)
-----------------------------------------------------------------------------------------------------------
2                          CHECK THE                                            (a)  [ ]
                           APPROPRIATE BOX IF A MEMBER OF A GROUP               (b)  [x]
-----------------------------------------------------------------------------------------------------------
3                          SEC USE ONLY
-----------------------------------------------------------------------------------------------------------
4                          SOURCE OF FUNDS
                           AF
-----------------------------------------------------------------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  [ ]
                           PURSUANT TO ITEM 2(d)or 2(e)
-----------------------------------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States
-----------------------------------------------------------------------------------------------------------

                          7  SOLE VOTING POWER
        NUMBER OF            7,769,058*
         SHARES          ----------------------------------------------------------------------------------
      BENEFICIALLY        8  SHARED VOTING POWER
         OWNED BY            0
      EACH REPORTING     ----------------------------------------------------------------------------------
       PERSON WITH        9  SOLE DISPOSITIVE POWER
                             7,769,058*
                         ----------------------------------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                             0
-----------------------------------------------------------------------------------------------------------
11                           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             7,769,058*
-----------------------------------------------------------------------------------------------------------
12                           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES    [ ]
                             CERTAIN SHARES
-----------------------------------------------------------------------------------------------------------
13                           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             97.4%
-----------------------------------------------------------------------------------------------------------
14                           TYPE OF REPORTING PERSON
                             PN
-----------------------------------------------------------------------------------------------------------

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

                                  SCHEDULE 13D

CUSIP No. 055467203
          ---------

1                          NAME OF REPORTING PERSONS
                           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           KBII Management, LLC (13-4130443)
-----------------------------------------------------------------------------------------------------------
2                          CHECK THE                                            (a)  [ ]
                           APPROPRIATE BOX IF A MEMBER OF A GROUP               (b)  [x]
-----------------------------------------------------------------------------------------------------------
3                          SEC USE ONLY
-----------------------------------------------------------------------------------------------------------
4                          SOURCE OF FUNDS
                           AF
-----------------------------------------------------------------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  [ ]
                           PURSUANT TO ITEM 2(d) or 2(e)
-----------------------------------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-----------------------------------------------------------------------------------------------------------

                     7  SOLE VOTING POWER
    NUMBER OF           7,769,058*
     SHARES         ---------------------------------------------------------------------------------------
   BENEFICIALLY      8  SHARED VOTING POWER
    OWNED BY            0
  EACH REPORTING    ---------------------------------------------------------------------------------------
   PERSON WITH       9  SOLE DISPOSITIVE POWER
                        7,769,058*
                    ---------------------------------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        0
-----------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        7,769,058*
-----------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                        SHARES                                                       [ ]
-----------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        97.4%
-----------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON
                        OO
-----------------------------------------------------------------------------------------------------------

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

                                  SCHEDULE 13D

CUSIP No. 055467203
          ---------

1                          NAME OF REPORTING PERSONS
                           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           James A. Kohlberg
-----------------------------------------------------------------------------------------------------------
2                          CHECK THE                                            (a)  [ ]
                           APPROPRIATE BOX IF A MEMBER OF A GROUP               (b)  [x]
-----------------------------------------------------------------------------------------------------------
3                          SEC USE ONLY
-----------------------------------------------------------------------------------------------------------
4                          SOURCE OF FUNDS
                           AF
-----------------------------------------------------------------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  [ ]
                           PURSUANT TO ITEM 2(d) or 2(e)
-----------------------------------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States
-----------------------------------------------------------------------------------------------------------

                        7  SOLE VOTING POWER
        NUMBER OF          7,769,058*
         SHARES        ------------------------------------------------------------------------------------
      BENEFICIALLY      8  SHARED VOTING POWER
        OWNED BY           0
     EACH REPORTING    ------------------------------------------------------------------------------------
       PERSON WITH      9  SOLE DISPOSITIVE POWER
                           7,769,058*
                       ------------------------------------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
                           0
-----------------------------------------------------------------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           7,769,058*
-----------------------------------------------------------------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                           SHARES                                                    [ ]
-----------------------------------------------------------------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           97.4%
-----------------------------------------------------------------------------------------------------------
14                         TYPE OF REPORTING PERSON
                           IN
-----------------------------------------------------------------------------------------------------------

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

                                  SCHEDULE 13D

CUSIP No. 055467203
          ---------

1                          NAME OF REPORTING PERSONS
                           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           David J. Hunter, Mckinley C. Edwards, Jr., Jacqueline A. Chamberlin, Steven P.
                           Merrefield and Jonathan M. Hinebauch
-----------------------------------------------------------------------------------------------------------
2                          CHECK THE                                            (a)  [ ]
                           APPROPRIATE BOX IF A MEMBER OF A GROUP               (b)  [x]
-----------------------------------------------------------------------------------------------------------
3                          SEC USE ONLY
-----------------------------------------------------------------------------------------------------------
4                          SOURCE OF FUNDS
                           OO
-----------------------------------------------------------------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  [ ]
                           PURSUANT TO ITEM 2(d) or 2(e)
-----------------------------------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States
-----------------------------------------------------------------------------------------------------------

                          7  SOLE VOTING POWER
        NUMBER OF            0
         SHARES         -----------------------------------------------------------------------------------
      BENEFICIALLY        8  SHARED VOTING POWER
        OWNED BY             0
     EACH REPORTING      ----------------------------------------------------------------------------------
       PERSON WITH        9  SOLE DISPOSITIVE POWER
                             0
                         ----------------------------------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                             0
-----------------------------------------------------------------------------------------------------------
11                           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             0
-----------------------------------------------------------------------------------------------------------
12                           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
-----------------------------------------------------------------------------------------------------------
13                           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.00%
-----------------------------------------------------------------------------------------------------------
14                           TYPE OF REPORTING PERSON
                             IN
-----------------------------------------------------------------------------------------------------------

     This Amendment No. 2 (this "Amendment") amends and supplements the Statement on Schedule 13D, dated August 10, 2000 and filed with the Securities and Exchange Commission on August 18, 2000, as amended on September 14, 2000 (the "Original Schedule 13D"), relating to the common stock, no par value per share, of BI Incorporated, a Colorado corporation. KBII Acquisition Company, Inc., KBII Holdings, Inc., KBII Acquisition Company, L.P., KBII Management, LLC, James A. Kohlberg, David J. Hunter, Mckinley C. Edwards, Jr., Jacqueline A. Chamberlin, Steven P. Merrefield and Jonathan M. Hinebauch are filing this Amendment to update the information with respect to the beneficial ownership by them of the common stock of BI Incorporated.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

     "The total amount of funds required by Acquisition to purchase the Shares reported by it in Row 11 of its Cover Page is estimated to be approximately $64.1 million, plus any related transaction fees and expenses. The information set forth in the section entitled "Source and Amount of Funds" on pages 20 through 22 of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Acquisition, Holdings and Kohlberg & Co., L.L.C. with the Securities and Exchange Commission on August 18, 2000 (as amended and supplemented by the Supplement to Offer to Purchase filed as Exhibit
(a)(1)(J) to Amendment No. 4 thereto filed with the Securities and Exchange Commission on September 19, 2000) is incorporated herein by reference."


ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

     "The information set forth in the press release filed as Exhibit (a)(1)(K) to Amendment No. 6 to the Tender Offer Statement on Schedule TO filed by Acquisition, Holdings and Kohlberg & Co., L.L.C. with the Securities and Exchange Commission on October 4, 2000 is incorporated herein by reference."


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

     "Pursuant to the terms of the Voting Agreement, each of the Management Shareholders tendered his or her Shares in the Offer on or before October 3, 2000, the date on which the Offer expired."

     Item 5(e) of the Original Schedule 13D is hereby amended and restated as follows:

     "The Management Shareholders as a group ceased to be the beneficial owners of more than five percent of the Shares effective October 6, 2000, the date on which Acquisition purchased their Shares pursuant to the terms of the Offer."

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  October 6, 2000        KBII Acquisition Company, Inc.

                              By: /s/ Christopher Lacovara
                                  --------------------------
                                  Name: Christopher Lacovara
                                  Title: Secretary

Date:  October 6, 2000        KBII Holdings, Inc.

                              By: /s/ Christopher Lacovara
                                  --------------------------
                                  Name: Christopher Lacovara
                                  Title: Secretary

Date:  October 6, 2000        KBII Acquisition Company, L.P.

                              By: KBII Management, LLC, its General Partner

                              By: /s/ Christopher Lacovara
                                  -------------------------
                                  Name: Christopher Lacovara
                                  Title: Secretary

Date:  October 6, 2000        KBII Management, LLC

                              By: /s/ Christopher Lacovara
                                  -------------------------
                                  Name: Christopher Lacovara
                                  Title: Secretary

Date:  October 6, 2000        /s/ James A. Kohlberg
                              ----------------------
                              James A. Kohlberg

Date:  October 6, 2000        /s/ David J. Hunter
                              --------------------
                              David J. Hunter

Date:  October 6, 2000        /s/ Mckinley C. Edwards, Jr.
                              -----------------------------
                              Mckinley C. Edwards, Jr.

Date:  October 6, 2000        /s/ Jacqueline A. Chamberlin
                              -----------------------------
                              Jacqueline A. Chamberlin

Date:  October 6, 2000        /s/ Steven P. Merrefield
                              -------------------------
                              Steven P. Merrefield

Date:  October 6, 2000        /s/ Jonathan M. Hinebauch
                              --------------------------
                              Jonathan M. Hinebauch

                                       11